Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).
The Offer (as defined below) is made only by the Offer to Purchase, dated January 26, 2015, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf
of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by Merrill Lynch, Pierce,
Fenner & Smith Incorporated (the “Dealer Manager”) or one or
more registered brokers or dealers licensed under the laws
 of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

MWI Veterinary Supply, Inc.

at

$190.00 Per Share, Net in Cash,

Pursuant to the Offer to Purchase dated January 26, 2015

 by

Roscoe Acquisition Corp.

a wholly owned subsidiary of

AmerisourceBergen Corporation

Roscoe Acquisition Corp. (or any permitted successor thereto, “Purchaser”), a Delaware corporation and a wholly owned subsidiary of AmerisourceBergen Corporation (or any permitted successor thereto, “Parent”), a Delaware corporation, is making an offer to purchase (the “Offer”) all outstanding shares of common stock, par value $0.01 per share (“Shares”), of MWI Veterinary Supply, Inc., a Delaware corporation (“MWI”), at a price per Share of $190.00, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined below), the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 26, 2015 (the “Offer to Purchase”) and in the related Letter of Transmittal.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FEBRUARY 23, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated as of January 11, 2015, among Parent, Purchaser and MWI. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below) and (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other conditions set forth in the Offer to Purchase. There is no financing condition to the Offer.

The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase and generally requires that there be validly tendered and not validly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to the Shares owned by Parent and its subsidiaries, would represent at least a majority of the Shares outstanding on a fully diluted basis as of the expiration of the Offer (as it may be extended as described below).

The Merger Agreement provides that, subject to the conditions set forth therein, Parent will be merged with and into MWI, with MWI continuing as the surviving corporation as a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Effective Time”) the certificate of merger (the “Certificate of Merger”) is filed with the Secretary of State of the State of Delaware or at such later time specified in the Certificate of Merger, as may be agreed by the parties. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $190.00, in cash, without interest, less any applicable withholding taxes, except for (i) Shares then held by MWI as treasury stock or held by Parent or Purchaser, all of which will be canceled and will cease to exist, and (ii)

Shares that are held by any stockholder of MWI who properly demands appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) in connection with the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger following the consummation of the Offer will not require a vote of MWI’s stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will own at least the amount of Shares that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following the consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Purchaser, Parent and MWI will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of the stockholders of MWI in accordance with Section 251(h) of the DGCL.

THE BOARD OF DIRECTORS OF MWI UNANIMOUSLY RECOMMENDS THAT MWI’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board of Directors of MWI has unanimously adopted resolutions (i) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby (collectively, the “Transactions”), (ii) declaring that it is in the best interests of the stockholders of MWI that MWI enter into the Merger Agreement and consummate the Transactions on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declaring that the terms of the Transactions are fair to MWI and MWI’s stockholders and (iv) recommending that the stockholders of MWI accept the Offer and tender their Shares to Purchaser in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” of the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 2—“Acceptance for Payment and Payment of Shares” of the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

The Offer will expire at 11:59 p.m., New York City time, on February 23, 2015, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Merger Agreement provides that, subject to the parties’ termination rights under the Merger Agreement and Purchaser’s right to waive any Offer Condition other than the Minimum Condition, Purchaser must (a) extend the Offer on one or more occasions, in consecutive increments of up to five business days (or such longer period as the parties may agree) each if, at any then-scheduled expiration of the Offer, any of the conditions to the Offer (the “Offer Conditions”) (other than the Minimum Condition) has not been satisfied or waived, until such time as each such condition shall have been satisfied or waived, and (b) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff applicable to the Offer (but in no event shall Purchaser be required to extend the Offer beyond the Termination Date). In addition, subject to the parties’ termination rights under the Merger Agreement, if, at any then-scheduled expiration of the Offer, each

Offer Condition (other than the Minimum Condition) has been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser may and, if requested by MWI, must, extend the Offer by increments of seven business days (or such other period as the parties may agree), but Purchaser is only required to extend the Offer under these circumstances on two occasions. Notwithstanding the foregoing, in no event shall Purchaser be required to extend the Offer beyond the May 15, 2015 (the “Termination Date”).

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Purchaser does not presently intend to offer a subsequent offering period, and is not permitted by the Merger Agreement to do so without MWI’s consent

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after March 26, 2015. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of such withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors to determine the particular tax consequences to them of the Offer and the Merger (including the applicable effect of any state, local or foreign income and other tax laws). For a more complete description of the material U.S. federal income tax consequences of the Offer and the Merger, see Section 5—“Material United States Federal Income Tax Consequences” of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. MWI has provided Purchaser with MWI’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on MWI’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions or requests for assistance or additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

480 Washington Blvd., 26th Floor
Jersey City, NJ 07310

Banks, Brokers and Stockholders
Call Toll-Free (866) 277-8239
Or Contact via E-mail at:
MWIV@georgeson.com

The Dealer Manager for the Offer is:

BofA Merrill Lynch

Merrill Lynch, Pierce, Fenner & Smith Incorpoated

Bank of America Tower

One Bryant Park

New York, NY 10036

Call toll free: (888) 803-9655

January 26, 2015